UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated July 2, 2013

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F ✓

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No ✓

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes	No ✓

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

The following document is being submitted herewith:

•	Press Release dated June 5, 2013.

•	Press Release dated June 25, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date:	July 2, 2013	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson
Vice President & Assistant Corporate Secretary

2

NEWS RELEASE

Enbridge Launches Second Open Season for Southern Access Extension

CALGARY, Alberta, June 5, 2013 – Enbridge (TSX: ENB) (NYSE: ENB) today announced a second binding open season (“Open Season”) to solicit additional commitments from shippers for capacity on the proposed Southern Access Extension pipeline, to be constructed, owned and operated by U.S. subsidiary Enbridge Pipelines (Illinois) L.L.C. (the “Carrier”). The new pipeline will transport crude oil from Pontiac, Illinois, at Enbridge’s Flanagan Terminal, where it will receive crude oil from Enbridge Energy Partners, L.P.’s (“the Partnership”) Lakehead System, to Patoka, Illinois.

The 165-mile (265-kilometre), 24-inch diameter pipeline will be constructed as a stand-alone project with an anticipated in-service date in the second quarter of 2015. The diameter of the pipeline could be increased, depending on the results of the Open Season. Committed shippers will be asked to commit to capacity only on the Southern Access Extension proposed pipeline and will not be required to make long-term commitments to ship on the Partnership’s Lakehead System.

Enbridge has received sufficient capacity commitments through the first Open Season held December 12, 2012, to January 18, 2013, to support the 24-inch pipeline as proposed. This Open Season provides an opportunity for additional shippers to support the Southern Access Extension by making volume commitments for the required term.

Shippers will have the option of selecting a ten or fifteen-year term for service. Subject to regulatory approval by the Federal Energy Regulatory Commission (FERC), committed volumes will not be subject to pro-rationing to accommodate uncommitted volumes under ordinary operating conditions. The Carrier will share in construction cost overruns with committed shippers, which will provide an incentive to the Carrier to minimize capital costs.

Open Season Process

The binding open commitment period will begin on June 5, 2013 and will end at 4 p.m. MT on July 19, 2013.

Bona fide potential shippers that wish to receive access to the Open Season documents, including the Transportation Services Agreement, are required to execute a Confidentiality Agreement.

More information about the Southern Access Extension project and the binding open season is available at http://southernaccessextension.enbridgeus.com or by contacting:

Morgan Keith	Robert Dulik
Enbridge Inc.	Enbridge Inc.
(403) 508-3198	(403) 231-5713
morgan.keith@enbridge.com	robert.dulik@enbridge.com

Concurrently with the Southern Access Extension Open Season, a subsidiary of Energy Transfer Equity, L.P. (NYSE: ETE) and Energy Transfer Partners, L.P. (NYSE: ETP) will be holding a binding open season for crude oil transportation service from Patoka to the Eastern Gulf Coast refinery market. The Eastern Gulf Crude Access Project (EGCAP) will be capable of transporting up to 420,000 bpd of crude oil from the Patoka Hub directly to refinery markets along the Mississippi River and the Louisiana Gulf Coast, including to the crude oil terminaling hub in St. James, Louisiana (St. James Hub). Enbridge and Energy Transfer have entered into an agreement on the terms for the joint development of the project.

Conditioned upon authorization by the Federal Energy Regulatory Commission, Energy Transfer also plans to be able to mitigate construction and environmental impacts of EGCAP by redeploying approximately 575 miles of underutilized pipeline that is currently part of the natural gas pipeline system of Trunkline Gas Company, LLC. Additional information about the EGCAP Project and the associated open season can be found at the following link on ETE and ETP’s website: www.energytransfer.com/ops_egca.aspx.

About Enbridge Inc.

Enbridge Inc. is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past five years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 1,600 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind, solar and geothermal energy. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers and one of Canada’s Top 100 Employers for 2013. Enbridge is included on the 2012/2013 Dow Jones Sustainability World Index and the Dow Jones Sustainability North America Index. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Larry Springer U.S. Media (713) 821-2253 or Toll Free: (877) 496-8142 Email: larry.springer@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com

Graham White Canadian Media Toll Free: (888)-992-0997 Email: graham.white@enbridge.com

NEWS RELEASE

Enbridge Gas Distribution Adjusts Prices

TORONTO, June 25, 2013 – Enbridge Gas Distribution Inc., a regulated natural gas distribution utility, announced today that it has received approval from the Ontario Energy Board (OEB) for new rates effective July 1, 2013.

For typical residential customers* who buy their gas supply and transportation from Enbridge Gas Distribution, the changes will result in an overall increase of approximately $87 annually. This is primarily due to increased commodity costs.

Typical residential customers, who purchase their gas supply from a marketer and obtain transportation services from Enbridge Gas Distribution, will see an increase of about $7 annually. This is primarily due to increased costs to transport natural gas.

Effective July 1, 2013, Enbridge Gas Distribution’s Gas Supply Charge will increase from 12.1 cents per cubic metre (¢/m³) to 14.0 ¢/m³. The Cost Adjustment includes a refund on Gas Supply of 1.1 ¢/m³. Combined, these result in an effective Gas Supply Charge of 12.9 ¢/m³.

Enbridge Gas Distribution does not earn a profit on the price of natural gas. Gas supply costs are passed through to customers without any mark-up. Any difference between forecast costs and actual prices is either collected from or returned to customers through a Cost Adjustment.

Based on Enbridge Gas Distribution’s approved residential rates, natural gas is currently the most economical choice for home and water heating in Ontario. Natural gas is about 67 per cent less expensive than electricity and about 71 per cent less expensive than oil.**

A typical residential customer purchasing their gas supply from Enbridge is saving about $400 on their total annual natural gas bill compared to what they were paying five years ago. As of July 2013, the annual bill will be about $957. Five years ago, the annual bill for the same customer was about $1375.*

The total effect on a customer’s bill depends on how much gas a customer uses.

Enbridge Gas Distribution Inc. has a more than 160-year history and is Canada’s largest natural gas distribution company. It is owned by Enbridge Inc., a Canadian-based leader in energy transportation and distribution and one of the 2012 Global 100 Most Sustainable Corporations. Enbridge Inc. has been selected as one of Canada’s Greenest Employers for 2012 and is one of Canada’s Top 100 Employers. Enbridge Gas Distribution and its affiliates distribute natural gas to two million customers in Ontario, Quebec, New York State and New Brunswick. For more information, visit www.enbridgegas.com.

* Calculations are based on the assumption that a typical residential customer uses about 3,064 cubic metres of natural gas a year for home and water heating. Historical calculations use typical monthly consumption and Enbridge Gas Distribution’s residential rates in effect from October 2007 to September 2008 as compared to those in effect October 2012 to September 2013.

** Natural gas rates are based on Enbridge Gas Distribution Inc.’s approved residential rates effective July 1, 2013. Electricity rates are based on Toronto Hydro’s Ontario Energy Board’s approved rates effective May 2013 and do not include the Ontario Clean Energy Benefit. Oil prices are based on publicly posted Statistics Canada historical rates up to and including rates available as of April 2013. Costs have been calculated for the equivalent energy consumed by a typical residential customer and include all service, delivery and energy charges. HST is not included.

Media contact:

Paul Green

Tel: 416-495-5927

paul.green@enbridge.com